Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Webinar Hosted by SPACInsider

Recorded 11/16/20

C O R P O R A T E P A R T I C I P A N T S

Nicholas Clayton, Writer and Analyst at SPACInsider

Kyle Detwiler, Chief Executive Officer, Clever Leaves

Gary Julien, EVP and Director, Schultze Special Purpose Acquisition Corp

Tom Daschle, Clever Leaves Special Advisor, Former U.S. Senate Majority Leader

Gavin O’Reilly, Managing Director, Cowen and Company

Andres Fajardo, President, Clever Leaves

P R E S E N T A T I O N

Nicholas Clayton

Good afternoon, and thank you for joining SPACInsider's special webinar today. My name is Nicholas Clayton and I'm a writer and analyst at SPACInsider.

Presenting today will be Clever Leaves and Schultze Special Purpose Acquisition Corp. We are going to be doing a live presentation as well as a Q&A. For anyone who would like to submit questions to the Q&A, just remember you can do so by clicking the Q&A button at the bottom of your screen.

With that, I will pass things straight over to Kyle Detwiler, CEO of Clever Leaves.

Kyle Detwiler

Great, and thanks. Great to be back on the program.

Just to do a quick bit of introduction. Kyle Detwiler here, CEO of Clever Leaves. Previously, I spent most of my career at KKR and The Blackstone Group in the private equity industry.

I'm also very happy to be joined with Andres Farjado, our global President of Clever Leaves. He's one of the founders of our Colombian operation in addition to a number of startups in Colombia. He is a former executive in the healthcare outsourcing industry in Colombia, as well as a former senior consultant at Booz and Company.

It is also a great pleasure that I'm joined here today by a former U.S. Senate Majority Leader, Tom Daschle. Senator Daschle has been a senior advisor to Clever Leaves since the middle of 2019. Frankly, I think he needs no introduction as one of the longest-serving Senate leaders. We're excited to hear some of Senator Daschle's views on the election and what that means for us as a society, the cannabis industry, and Clever Leaves as well.

Of course, as we are on SPACInsider, we are joined by a couple of key members of the Schultze Special Purpose Acquisition Corp today. George Shultze, President and CEO, as well as Gary Julien, EVP and Director of SAMA, the SPAC.

We’re excited to share the story of Clever Leaves. We have a couple of major announcements that we made public last week, and we'll highlight some of those today. But everyone has really gotten to become familiar with Clever Leaves as a bit of a cult classic in the cannabis industry for being one of the leaders in low cost, medical focused cannabis cultivation and extraction.

We like to say that Clever Leaves was built on a very simple idea, and that was that cannabis production facilities, until recently, have only been constructed where they were first legal, not where it made economic or environmental sense. So Clever Leaves is trying to disrupt the cannabis industry by applying an environmentally sustainable and economically advantageous production system to power the global cannabis industry.

We're one of the only EU GMP certified companies of its kind in the world. We're talking about maybe one of less than four or five that can produce the type of products that we can. We're excited to be completing the SPAC transaction because we have a federally legal business which has been regulatorily approved by the NASDAQ, and therefore we'll be able to list where very few cannabis companies have been able to list so far.

Let me turn it over to Gary from SAMA, and he'll give you a little bit of a highlight on what our major announcements were last week.

Gary Julien

Great. Thanks, Kyle.

Again, I think as most of you know, especially because we had a SPACInsider program a couple of months ago, last week on Monday morning, we announced amendments to the transaction which we think make it even more interesting and exciting and invaluable for our investors on a go-forward basis. The headline is we reduced the transaction value by 20%. So the transaction pro forma enterprise value is now just over $205 million, whereas before it was $255 million. We also reduced a minimum cash condition materially from $60 million to $26 million.

Now that $26 million after transaction fees will be more than adequate for Clever Leaves importantly to have enough capital to meet and achieve its business plan, which Kyle will get into in a minute. That minimum cash condition, we have a line of sight to close by virtue of just over a $10 million pipe that we had announced in concert with the amended transaction.

We also have non redemption agreements with certainty shareholders that price dependent give us just over $16 million of additional capital to get to that minimum cash tradition. So we're really happy and pleased that we had to bring the committee capital to this opportunity. I think that all notwithstanding, we are still aggressively and proactively meeting with investors to try and engage with them, to ensure that we maximize the amount of capital, not minimize it.

Really the transaction structure is not substantively changed. It's always been an equity rollover. We reduced some of the cash leakage out of the transaction. So we moved up the equity rollover budget to over a hundred basis points. It's now 97%. But the existing shareholders are Clever Leaves, whereas before they were expected to own a majority of the company. That's still there.

So with management that owns more than 50% of this company today, as they work on a sweat equity basis to create value for themselves, that will create value for all shareholders. So that alignment is incredibly key.

We also, as a part of the restructuring as sponsors, we aligned our own equity to how much cash stays in. So we think that alignment is really important and the right way to structure SPAC transaction. As Kyle mentioned, we received regulatory approval on the NASDAQ listing, and still feel very comfortable that we have a pretty good line of sight to close next month, in fact, and surely before year-end. Probably, if there's one other thing that I would highlight on this page on the bottom right, on the top line post-closing cash balance: importantly, we expect for Clever Leaves to have over $80 million of cash sitting on its balance sheet. That's based on two sources of cash, the approximately $87 million of cash that's sitting in our trust today, plus the in excess of $10 million of pipe proceeds. So there's tremendous opportunities as to how the management team of Clever Leaves uses that cash on a go-forward basis.

On the next page, on Page 4 of the deck, this goes into some of the examples of where that capital can get deployed; and on the upper half, you'll see on a relative basis, Clever Leaves on a cash to total capitalization basis will have one of the best balance sheets in the industry. Those that have the best balance sheets tend to have afforded the best valuation, so we think that's important for our shareholders. Then at the bottom of page, and this is no different than our prior presentation: where that capital goes in terms of organic initiatives, expanding the greenhouse initiatives in Portugal, expanding the sales team, expanding the distribution capability in Germany, are some of the key areas; and then on an opportunistic basis, especially given the amount of value, given the private equity background of Kyle and members of the team, and even our own background in M&A as sponsors of public companies, we think there's opportunities for strategic M&A that are very tactical.

I think we'll be disciplined and I think, collectively, the team has created a pretty good track record of creating value, both public and private.

On Page 5, yes. I think back to you, Kyle, on the company's forecast.

Kyle Detwiler

Sure. Well, Clever Leaves has accomplished a lot of firsts. We're the first company to ever legally export cannabis from Columbia. Often a lot of people are focused, of course, on what does the financial profile look like for what could become the Chiquita of cannabis. So 2020 has already been a very defining year for us in a matter of respects. We've received a number of certifications which have taken us four years and a significant amount of effort to obtain putting us up as only one of four or five cannabis companies which have EU GMP certification for its products in the world. I think now you've seen our Q1, Q2, and Q3 financials as they are all public, I believe, now with the SEC.

In 2020, we've reinstated our current projections. Quarter three was 100% higher than quarter two. That's the type of growth that Clever Leaves is experiencing. As we look at these forecasts, we also have updated these. Our last set of projections assumes the SPAC transaction would close in September - perhaps ambitious thinking on our side. But once you move out some of the uses of capital to expand our Portuguese operation, it's basically just kind of a push out and to the right. So the value of the business sort of remains the same, but as we're able to kind of build greenhouses, sell our products, things are just a little bit wider, wider out to the right than the last iteration.

Nevertheless, just to give people a sense for some of the operational updates that have been accomplished since we originally signed our transaction agreements with SAMA back in July:

We’ve now got a Portuguese operation, which is licensed. There are only a handful of companies in Europe, which have that. So all of the euphoria of the U.S. - Europe is just beginning, and Clever Leaves is there and it's federally legal for us to do so.

Colombian products and commercialization is accelerating. We've talked about the pace of revenue growth from just the last quarter with 100% quarter-over-quarter growth.

We've also made public that we have signed now the largest contract in the company's history. It's a $4 million agreement that was so important for our commercial partner, in this case, Brazil, that they put 50% down. That's how important and how unique the Clever Leaves product offering was to them.

Our Colombian operations have now also risen to national attention in Colombia, where we have been designated a project of national and strategic importance of the entire country. We are quite honored by that, and that sort of accolade helps us. We now have designated personnel in a number of different agencies or ministries in the industry to help accelerate permits, authorizations, and other regulatory approvals. The time that it takes to get some paperwork has been cut from two months in examples to less than two weeks. So I think that's remarkable.

We've now shipped product to 12 countries on five continents. So we're putting those tentacles out. This is an industry that takes a while to develop, but we've opened up a number of interesting markets.

Even on the financing front, we're now getting quotes from Portuguese banks to finance some of our CapEx, or capital initiatives in Portugal. The quote on the financing, it's not mezzanine financing, it's Euribor plus 3%. For those that haven't checked Euribor lately, Euribor is negative. So I think the company's evolution as a more financeable industry or business is continuing.

One of the things we also wanted to highlight to people is that perhaps—investing is all about finding cheap call options in life. One of the most interesting call options for Clever Leaves is our power or ability to sell THC product, the most regulated portion of cannabis. In some of our financial projections, we don't assume that we can sell all of the THC cannabis that we are licensed to do. In Colombia, there's a quota. They actually allocate how much THC can be produced by the different players. Clever Leaves as a single company represents almost half of the entire country of Colombia's THC quota.

What we modeled here is an example where, if we were to sell the entire amount of the quota—we only model about maybe one third of it being monetized in 2022. If we sold the other two-thirds of it, and we sold it at the cost that it takes the Canadians to produce that same product, this would increase our 2022 EBITDA by $30 million. Using a very modest multiple, you could even argue that the value of this THC quota is greater than the entire value of the transaction when Clever Leaves combines with SAMA.

I think it's a very powerful message and it's only made possible because we just need to remind people that one of the most powerful growth engines of Clever Leaves today hasn't yet turned on, and that is why Clever Leaves was built in the first place.

Let me turn it back to Gary, though, to talk a little bit about the capital market side.

Gary Julien

Yes, sure. Thanks, Kyle.

The framework, I think, of this page is very much the same. I think what's changed is the multiples have not. So we do think that the Canadian LPs are the right way to look at the comparable pool for Clever Leaves. I think it's the export capability, the global reach, the international scale; whereas the, obviously, U.S.-domiciled companies don't have. So accepting that whether or not one looks at it on an enterprise value to revenue or EBITDA, there are material discounts relative to the peer set that we're presenting Clever Leaves to our shareholders. And so, on an EBITDA revenue basis it’s less than half. What we think is even more profound a mortgage theme because we do get cash flow as a proxy for value, that if one looks at it on an EBITDA 2022, EBITDA forecast, it is a 75% discount to its peers; and whether one looks at it on a relative or absolute basis, it's sub-5 times, we think it's incredibly attractive to our investors, and we couldn't be more excited.

Maybe one other thing before we pass the baton to Senator Daschle. On Page 8 is, look what's happened to the transaction since we announced it. Great. Thank you.

Since we announced the transaction in late July, our peers, or the company's trading peers, the companies as it was shown on the prior page, have increased in relative value. If you look at the lower half of the page, EBITDA 2023, that positive delta has gone up by 20%. So now our peers are trading at 19 times, as mentioned. We're presenting this transaction to our investors at sub-5 times.

That relative value is 30% more value to our shareholders from when we initially announced this transaction. That's not withstanding the fact that we, as Kyle mentioned, we push it out, the forecast, a little bit, given the timing of Portuguese capacity coming online.

If you take plus 20% from our peers, again, we've made this deal 20% more attractive on a valuation perspective to our investors is 40% more value to our investors. So we think we've done our shareholders a service and we couldn't be more excited to present this opportunity with this business with the quality management team here at the value that we are.

With that, I'd pass the baton to Senator—actually, I think it's back to Kyle to run through some of the regulatory changes, then quickly to Senator Daschle.

Kyle Detwiler

Sure. Thanks, Gary.

Yes, we're very excited. I think no one can give us more insights on this election than Senator Daschle. But I think a lot of people are out there asking, what does this mean for SAMA? What does this mean for Clever Leaves legalization? Well, I think it will be great to hear Senator Daschle's insights

But the way I look at it from Clever Leaves’ perspective is there's probably four major things that this election means for the company. The first is that U.S. legalizing will set a tone. It will send a shockwave into other countries around the world as they think about legalizing. It will give them more confidence to go do so. When one of the largest countries in the world, the United States, doesn't have a federally legal cannabis structure, you can imagine it makes them think twice and take a little bit longer about implementing initiatives, because they want to be very careful about doing that. I mean, it is not a coincidence that in the last week, Israel has announced a program to begin the legalization of recreational cannabis. That was not likely to happen under a Trump administration and is an example how a Biden election helps Clever Leaves outside of the United States, and potentially inside it.

That’s probably the second most exciting thing, is perhaps if we have a federally legal structure, Clever Leaves product could be imported. We could talk about that. I think it's a separate conversation.

The third thing, I think institutional investors have re-engaged in the sector; and for someone who's out there looking for what really could be the Chiquita or the Driscoll's of the cannabis sector, I think they're going to see what we built as a lot more interesting than 20 different states’ worth of really high-cost small scale production infrastructure.

Then lastly, I think it also opens up the United States as an investment target for Clever Leaves. We will only do it if it's federally legal, but there might be some interesting ways for a permanent capital vehicle, like Clever Leaves, run by a team that's been trained at KKR and Blackstone to take advantage of that opportunity.

But nevertheless, I know some of you might be here for me. I'm sure a lot more of you are here to hear from Senator Daschle.

Senator Daschle, let me turn it over to you for some more insights.

Tom Daschle

Well, thank you, Kyle. I thought your comments just now we're right on the mark and I agree 100%.

I think one winner is especially clear in last week's election results, and that's the cannabis industry. The success at the ballot box is a strong industry catalyst. Each state with ballot initiatives now has moved forward to legalize cannabis for medical or adult use, further solidifying the inevitability of federal legalization. It also positions the industry for sustainable, long-term growth. America's next president will face an unprecedented array of challenges; but legal cannabis will help create new businesses, new jobs, and generate additional tax revenue.

As you noted, with a Biden presidency, we'll see companies like Clever Leaves be able to access U.S. pharmacies to better distribute safe and effective medical cannabis treatments for patients. As we edge closer to federal legalization, which I think will occur sometime in the not too distant future perhaps, there is still a strong demand for research on cannabis' medicinal benefits, and a lot more opportunities to create cannabis delivered medicines. Having an open global market offers new opportunities for the advancement of medical treatments and patient access by allowing legal cannabis ingredients and pharmaceuticals to cross borders freely.

I'm very pleased to be able to work firsthand in driving this change through my role on the Board of Advisors at Clever Leaves. The company has a central goal to "change lives" by enabling access to safe and effective medical cannabis treatments for patients around the world. I too believe in that goal.

With that, I'll turn it back to you, Kyle.

Kyle Detwiler

Great. Thank you, Senator Daschle. It's been a pleasure to get your insight and your counsel, and I think it's helped Clever Leaves become what it has become.

Maybe it's a good time to introduce Gavin O'Reilly. Gavin is a Managing Director at the Investment Bank of Cowen and leader of the cannabis industry vertical there.

Gavin, I'll turn it over to you to moderate some Q&A or anything else, or any other color that you can offer.

Gavin O’Reilly

Sure. I'll just take the opportunity to remind people they can submit their questions via the Q&A button.

Senator Daschle, you finished off the comments; maybe I'll start the question with you. Just if you could elaborate a little bit more on why you chose to join the Board of Advisors at Clever Leaves, as opposed to the many other opportunities I'm sure people present you with.

Tom Daschle

That's a great question, and the short answer is really two words: health care. Health care has been an issue I’ve care deeply about for now 40 years in public life and out of public life. I really believe that the tremendous potential that cannabis offers in improving the health of so many millions of Americans is there. We just need the research and we need to deschedule so we can do the research. Clever Leaves is right at the forefront of that evolving effort to do that.

I'm very appreciative of their leadership in this context. I enjoy working with the senior leadership of Clever Leaves. They're really determined and dedicated to do the right thing, both legally and medicinally, and I think they're onto something and I'm proud to be associated.

Gavin O’Reilly

Thank you.

Now maybe a couple for Kyle and Andres. Why have you been more successful than your competitors in Colombia? Maybe take that question and add a little bit on what differentiates you from other low cost operators in Colombia and elsewhere.

Kyle Detwiler

Sure. Andres, do you want to start and I'll fill in?

Andres Farjado

Sure. Well, I would divide that answer is probably two parts.

Number one is, I would say we know how Colombian business operates. It has been this great partnership between Kyle and the team in New York, and the team in Portugal, and team Germany, with a local team actually that knows how to operate in Latin America. Kyle has talked many times about him investing in Latin America. It's different the way business is conducted, the timing it takes; how you go about doing business is different. I think a proof of that is that many of our Canadian peers try to come here, have invested here, and I would say the vast majority of them, if not almost all of them, have basically written off their investments here because it's hard. It's complicated. It's not the same way you do business in America. It's not the same way you do business in Europe. It's not worse or better. It's just different. So that's, I guess, one of the things we have that makes us different, although that will put us in the same bucket as our Colombian peers.

So second part of the question, why are we different? Why have we done better than our Colombian peers? I'd summarize that we are and we've always been a global company. We happen to have started here and we have large operations here because we have the cause, we have the conditions, we have everything, but we are really a global company in nature.

What does it mean? We have a global footprint. We have operations here to produce cannabis derived extracts for medical use. That's one. But we have a facility in Portugal to produce cannabis flower for medical use that complements our portfolio to really tackle our medical view. We have an operation in Germany because that's where we have our pharma focus to go into the market. We have an operation in Arizona to eventually have those manufacturing and commercial relationships in the U.S. So we're a global company in nature. That's number one.

Number two, our markets have never been Colombia only or Latin America. We've always looked to the world. Hence, again, we've had a presence in Germany. We're selling to Australia, to Israel. We have strong commercial relationships across Latin America, Brazil, and Peru. We've established these relationships with the large players. We're not trying to fight larger cannabis players, the Canadian players, we're trying to work with them, which I think is a major difference.

Third, our quality, since day one, we started saying, we're going to become an EU GMP certified manufacturer. We are going to produce very high-quality cannabis to be able to change lives, as Senator Daschle mentioned earlier. We've had that focus since day one: it took us two and a half years, and we are the only Colombian company, the only Latin American company and only one among a handful of companies that has European good manufacturing practices for the production of pharmaceutical grade cannabis to be able to serve the world. That's why we're a completely different breed of companies.

Gavin O’Reilly

Kyle, please.

Kyle Detwiler

Yes. Gavin, the second part of that question was around replacement potential or?

Gavin O’Reilly

Yes. So maybe a follow-up question on that. What would it cost to reproduce your footprint? I think it's relevant both in terms of time as well as capital.

Kyle Detwiler

Sure. Yes. Well, assuming you could find a team that has done this before, you could assemble—corporately is that most people are surprised to learn it's a 500 person organization. So assuming you kind of do all the soft skills. In terms of the hard skills, Clever Leaves has raised about $125 million in financing. We've allocated about half of that to building our Colombian operation, and Andres and the team began operating in Colombia in 2016. So four years, $125 million, and now you've got an industry.

I mean, Colombia at one point had hundreds of licenses. When they gave out their THC allocations, one company, Clever Leaves, has nearly 50% of the entire country's allocation. You don't get that from just being there early. You don't get that from making big fancy facilities. There's a lot of groundwork. I've learned this investing at KKR and at Blackstone: in Latin America, I mean, you must focus hard in your communities, both locally, as well as nationally. We spend a lot of time, we have a very involved regulatory team and community affairs team which is making sure that we're making the world a better place. That comes from both our products, as well as our own HR strategies. We employ in Colombia, approximately 70% women, and almost about half of those are single mothers. So even just by the nature of how we've gone about to build our operation, those types of things the government has recognized, and that's how they have awarded us with additional amounts of these very difficult quotas. So I think it would take a long time.

Just to talk about Portugal. Again, assuming you had the team, assuming you could go transact over there. We began our Portuguese operation about two years ago, and it built up a nice amalgamation of property, but we're just beginning. We've just had our first commercial harvest two years in. So yes, it takes a little bit of time, but I think Clever Leaves has done a very good job.

Gavin O’Reilly

Thanks, Kyle. Anything else? There was an additional question on the Colombian quota system and what determines how much you win or are allocated. Any incremental color you can provide on that?

Kyle Detwiler

Sure. I'll field that one. Andres, if I leave anything out, let me know.

I would say, the Colombian Government wanted a very open system where anybody could get involved, but they wanted to regulate who would actually produce things. So one of the requirements, in order to get their trust to earn some of this quota, is that you have to demonstrate downstream uses. We have to go to the Colombian Government and explain, we're going to sell it to this customer in this country and this is the specific strain or product that we're going to produce. That's how targeted these quotas are. So that's one element - and not everybody has been able to do that.

The second element is you have to go convince the Colombian Government that it's worthwhile for them to invest in you. All of this quota system stems from the United Nations, their agency, or sub-agency, called the International Narcotics Control Board, or the INCB, actually allocates the amount of controlled substances which all the countries around earth can produce. Colombia gets that number from the UN, and then Colombia then allocates it internally amongst its producers.

That's the process in a very short description, but it is a very—don't get me wrong: it is a very difficult and time consuming process.

Gavin O’Reilly

Maybe a follow up on that, continuing with that thread. So what's the demand been for your product? You've had a number of exports to various countries, but a lot of them have been sort of initial or smaller in nature due to regulatory reasons. Can you describe the plan to ramp up those purchases, and how that scales over time?

Kyle Detwiler

Sure. Yes. I think it's important for people to understand how great a question this is, because what we're doing is hard. If it was easy to export medical cannabis from Colombia to everywhere around the world, everybody would be doing it. But I like the Elon Musk quote that the amount of value that you create is directly in proportion to the difficulty of the problems that you're trying to overcome. What we're doing takes time.

Imagine if you're a pharmaceutical company in Germany that wants to import EU GMP certified product from Colombia. At first, you might have the skepticism. I mean, if you talked about the Indian generic drug companies in the 1980s when they first started developing low-cost API over there, I think they were greeted with a lot of skepticism about bringing that product into the United States; whereas I got some heartburn medication last week from CVS, and I'm a little bit of a high energy guy, and sure enough, it says made in India. So that's a bit of a cultural process, getting people comfortable with something that they're going to ingest or consume as a medicine, it takes a little bit of time.

We have a test process. People always want a sample. They want to go validate. We had a customer I was speaking with last week, wanted to see our actual EU GMP certificates because the last couple of guys said they had it and then they were just lying. I mean, that's sort of a strange thing that you have found in this industry: something as obvious as that, people have made up at point.

Once you get that first shipment across, now you're starting to get buy-in from that major business, they're starting to design their products around it. Take Canopy Growth, for example. Andres talked a little bit about them earlier. They shut down their domestic operation in Colombia to outsource from us, but it doesn't mean overnight they can start selling products. I mean, we've developed a special strain that is then extracted in a special process, that is taken into their products, which are formulated in a special way, that’s going to a specific country - in this case, it's likely to be Brazil or some of the other Latin American markets. But that takes time. So we're just now getting past that. I mentioned our largest contract earlier. It was a $4 million contract. That is for one customer, for one product in Brazil. So that's a certain percentage CBD, certain percentage THC, delivered in a certain way.

As we begin to grow, that's the type of contract that we're looking for, that’s the type of partner we're looking for, and that's why it takes a little bit longer, and it's why it's a little bit more novel. Because, just to be clear, I mean, nobody really doesn't say—imagine if you were on the Board of Merck and you said, I want to get a hold of pharmaceutical grade THC. There isn't any company on earth other than Clever Leaves that is really capable of fulfilling that order.

It takes a little bit more time to do it, but the partnerships that we make will be much more mutually beneficial and much more valuable, I think, in the long run.

Gavin O’Reilly

One more for Kyle and Andres. Have you ever explored producing private label products for any large retailers, whether that's in the U.S., Europe, or elsewhere?

Kyle Detwiler

We have. We haven't closed any of those transactions yet. I think those types of products tend to be lower margin, a CBD oriented product, for example, that doesn't have the same certification requirements, EU GMP certification may not be required. So our focus, our strategy, is first to develop that higher-margin more difficult to complete transaction. I think later on, if we wanted to go compete in some of those private labels for big pharmacies or retails for a nutraceutical supplement type product, I think we would go there; but I think that's the second part of our strategy. The first part is to make sure we complete the high-margin high value add pharmaceutical transactions.

Gavin O’Reilly

Okay. Maybe moving to some of the more transactional questions for the SAMA team, presumably. What are the steps required now to close the transaction?

Gary Julien

You bet, Gavin. I think it's pretty simple from here going forward. On the same Monday of last week, we announced an amended transaction, we filed our amended proxy with the SEC. That's our second amendment. We'll see, knock on wood I think the industry has been incredibly accommodating in turning around as for registration statements to declare them effective. So, hopefully, we can get it effective relatively soon and move right into a shareholder vote. So that is our expectation. The plan right now, and anticipation, is approximately four weeks from now, we will have a vote and move to close. So before year-end and obviously, before the holiday season. I hope that's helpful.

I think in terms of the NASDAQ listing, again, we have the regulatory approval. I think it's very much under way. And just to be clear on the Clever Leaves side, there is—because it's a British Colombian domiciled company, there is a court approval, and (inaudible) approval process that is well underway. I think we have roughly close to 60% of the vote of the company already in hand through voting agreements. But it is a process that needs to occur. We expect that time line of that court approval/vote process to be very much synced up with our own shareholder approval process. I think that lays out all the steps.

Gavin O’Reilly

Gary, given some of the steps, what are the chances of a deal not closing at that point? If you could articulate any of that.

Gary Julien

Yes. I think from a process standpoint, very low; I think from a shareholder support perspective, I think also low. When you take into account the sponsorship that we got through the pipe, (inaudible) key well-known investors, I think the non redemption agreement that we have, the retail ownership that we have, the marketing that we're doing through events like this, our view is the outcome is very high.

Having said all of that, we're not taking anything for granted. Through the assistance that we're getting through our advisors, with Canaccord, and Gavin, obviously, with you and your team, and Early Bird as well, we are constantly meeting with investors, both existing and new, to generate and sustain continued interest in the story and the opportunity Clever Leaves has going forward.

Gavin O’Reilly

Okay. George and Gary, there's also a question on just the SPAC market moving forward, and supply and demand of SPACs, and will Schultze consider a second SPAC?

Gary Julien

I can kind of take that.

On the second question, the answer, 100% of our focus is on this particular transaction, not SPAC number two; let’s successfully consummate SPAC number one. So that is all of our attention and focus at this point in time.

As far as supply and demand of SPACs. I think it's obviously far exceeded most people's expectations in terms of the amount of IPO's, but there have been some very good and effective SPAC business combinations. We aim to add Clever Leaves to that list. But on the one hand, in our view, there are a lot of SPAC IPO's out there that are searching for targets. I do think next year, we'll be at a very interesting start of year, in terms of the yet announced M&A transactions. I think there will be more interesting companies that are going public through SPAC. I think there'll be a little bit of digestion, but I'm excited as to what 2021 looks like for back end M&A transactions through SPACs.

Gavin O’Reilly

Maybe coming back to Senator Daschle, any particular insight you can give us on timing of legalization, whether that's in the U.S. or elsewhere.

Tom Daschle

I think it's too early to say with any clarity at this point. I do believe, as Kyle noted, that President Biden's interest in moving the agenda forward is a very catalytic factor in what we will see on the regulatory side. He can take a number of steps to advance our agenda through executive orders. I still think it'll probably be a little bit of time before we move legislation through both the House and the Senate.

Senate issues are a little more complicated because you have a split role with regard to the majority: Republicans have the Senate and Democrats have the House. Democrats in the House have made it a very high priority to pass statutory change. We'll see whether that can be done in the Senate as well.

But these referenda are going to serve as a real illustration of where the popular sentiment is and will continue to be, and that's why I'm pretty bullish about finding ways down the road to deschedule cannabis and to move forward with the entire health legalization agenda.

Gavin O’Reilly

Since we have you, any insight on how you think the Georgia runoffs will play out and who will control the Senate?

Tom Daschle

Well, that's too early to tell too. If history is any guide, Republicans are going to do quite well. They've won most of them, if not all of them, in the past. The only difference now is that the Democrats, especially in the minority communities, have registered 800,000 new voters just in the last four years, as I understand it, and that new registration was a major factor in the Biden win in Georgia.

So it makes things a little more interesting, but I still probably say that I think the Republicans have a slight edge.

Gavin O’Reilly

Senator Daschle, we are on SPACInsider so only appropriate to ask the question: have you ever considered being part of a SPAC or raising a SPAC yourself?

Tom Daschle

Absolutely. I'm involved in one as we speak, but I can't go any further than that at this point. As you know, there's quite a bit of restriction around what can be said and how soon it can be said, so I'll just leave it at that.

Gavin O’Reilly

Fair enough. Staying along the political theme, Kyle, maybe this one's for you: does the current political environment with President Trump not conceding present any risks for the company or the transaction? I'm not sure if it's Kyle or Gary, whoever wants to field that one.

Tom Daschle

Well, if I could, I might just have to sign off. I've got another event here in just a couple minutes, so good luck to all, and glad to be a part of the program this afternoon.

Gary Julien

Thank you, Senator.

Gavin O’Reilly

Thank you, Senator Daschle.

Kyle Detwiler

Yes. Listen, I think it's a great question. I think a family motto of ours is, plan for the worst, hope for the best. Our financial projections, everything that Clever Leaves has been designed to do, has assumed that U.S. legalization does not happen. We can't import to big markets like Canada, we're kind of stuck in the status quo. I think if Trump somehow throws a wrench in this process, we're just going to have more of that. That's a negative for Clever Leaves. It means it's going to take us longer to import product. I don't think the SEC, though, would slow down a transaction review of the SPAC, and maybe Gary is best equipped to answer that. But I think, the Trump Administration has been encouraging fairly quick registration statement effectiveness for various SPACs.

Gary Julien

I would agree with all that. But I think we presented this to investors on the assumption, especially at the value that's being presented, that there is no U.S. market penetration. So we view that as effectively a free option. I think as far as any issues, vis a vis closing, we don't foresee any issues no matter what the administration is in. By the way, we'll close certainly while the existing administration is in place.

Gavin O’Reilly

Can you talk about the supply agreements with Canopy and others, maybe specifically on Canada? Where does Canada sit with being able to import from Colombia? And other Canadian LPs appetite for striking supply agreements as you have with Canopy?

Kyle Detwiler

Yes. Well, the Chinese proverb goes that, a journey of a thousand miles begins with a single step. That's how I would describe the beginning of our Canopy partnership.

Canopy is a very large organization. They have operations on multiple continents. Well, as much as I'd love to say we signed a deal to supply them for all of their product needs, I think for a lot of regulatory, legal, as well as just standard business reasons, that's not going to happen. It's going to take a while to earn our stripes, if you will, as a supplier with Canopy.

That’s why the contract that we signed with them is fairly limited. It's still a seven-figure order, but it's to just test the concept. If we do a good job, we'll be able to expand it. I should also mention that the arrangement stays just geographically focused on Latin America. So there's lots of ways to grow it. We could sell more products to them in Latin America, a wider array of products, or hopefully, we can convince them of the value proposition of outsourcing, and be able to supply them more internationally.

Now, Canada: that is a great question. I often get asked, when are you going to be able to sell products to Canopy in Canada? Truth be told, I don't know. We were the first company to export cannabis from Colombia and the first place that went was to Canada, but it was just for research purposes. We haven't been able to import commercial product. But we have a very targeted strategy. We have a number of people at Clever Leaves that are working tirelessly to accomplish that because I think it's just a question of when not if. I think it's pretty interesting, I was on a panel with a number of these Canadian CEOs a couple of years ago, and they trashed the idea of exporting and importing cannabis.

Now, most of those CEOs are now gone. They've been upgraded or replaced by people who think a little bit differently about it. But just a couple of weeks ago, leading up to the Biden election, I heard a lot of them talking about how U.S. legalization is going to be a big opportunity for the Canadian LP. That's not going to—I mean, there are better companies better situated to take advantage of that market opening like Clever Leaves than Canada. I don't see Canada exporting a lot of avocados down to the U.S. So we'll see on Canada, but it's just a matter of time. I truly believe that.

Gavin O’Reilly

Okay. I think we've covered the questions. So maybe I'll give one last call out if there are any other questions from the audience, submit them now before we tie this up. Any other topics for me to the Clever Leaves or SAMA team that we have not covered?

We did just get another one come in. Any favorite strains?

Kyle Detwiler

That's a good question. I don't know, Andres, do you have any color on what our customer's favorite strains are?

Andres Farjado

It's a very interesting question because in our case when we talk about the strains, it's basically a pharmaceutical detailed description, exactly what's coming into the strain rather than a name or a color, or a fancy, I don't know, trademark to it.

We know what's working well with our products. We know what's making them stable. We know what's working with authority. So we have some of our favorite strains. It's just not as flashy as you would imagine.

Gavin O’Reilly

Well, since we have a few minutes, there are a couple more questions coming in.

Maybe if you can articulate what you feel the strongest part of the Clever Leaves business is: CBD, THC, pharma side of the business, wellness. Is there a recreational future? Is there a recreational market in the U.S. that you can capitalize on?

Kyle Detwiler

Yes. I think I've mentioned the example of the Indian generic drug companies a couple of times. When you go back to the origins of Dr. Reddy's, they got started with their API business in about 1980, 1982. Just for a couple of years, they just operated to harmonize that business. They had a lot of wood to chop to convince people that those high-quality products were possible. Once they conquered that, the active pharmaceutical ingredient side, they then began to dabble a little bit by going downstream, developing their own finished products. I'd say, that's really the story with Clever Leaves.

If you think about sort of—I don't know if it's exactly going to be a two-by-two, but if you think about THC versus THC, if you think about kind of wellness products versus truly pharmaceutical, Clever Leaves is trying to start in the CBD box because CBD is flowing a little bit better internationally, but starting with the pharmaceutical focus. That's what the EU GMP certification is about. From there, we're going to expand into the THC side, hopefully with a lot of the same customers. As we're gaining scale, we'll think opportunistically about what other downstream opportunities are.

It’s clear that the business of today is pharmaceutical CBD. Hopefully by early into next year, we'll begin the THC trade. That business is going to be a lot more difficult, many more regulatory requirements and barriers to entry to that industry. So that translates into significantly a higher pricing.

Now, can we go sell a recreational product in the United States? Well, federally, Clever Leaves only does what is allowed federally in all the countries in which it operates. So if it was federally legal both in Colombia for us to produce that product and the United States, I think we'd be very excited about it. I think you can see examples that Colombia itself as a brand could have a premium. Like most people think just because it's grown cheaper means it's going to be less valuable, but go look at coffee. It's cheaper to grow coffee in Colombia than it is in the United States, but Colombian coffee sells for 20% premium. I think in the cannabis industry, the provenance of Columbia probably is much stronger than somebody who put their first indoor grow in Illinois. So I think that could have a very novel product, just like French Grey Goose has got a novel application to a brand in the U.S. even though it's just vodka.

So hopefully, that's some good color there about the timing of how we plan to do that.

Gavin O’Reilly

Maybe following up on the quality aspect of the Clever Leaves business. Can you talk about lab testing requirements and protocols?

Kyle Detwiler

Yes. Andres, do you want to field that one?

Andres Farjado

Sure. I would say there are basically, I would say three types of requirements if you will.

First, Colombian regulatory requirements as to what needs to be tested in the product, when, and what's required to be reported to the regulatory authorities. So needless to say, we comply with all of that and we use a combination of internal and external labs to do so.

Number two, what's required from EU GMP under our product development standards. So basically, there are some other requirements there that we have to meet in order to be able to have our product qualify as an EU GMP standard product. So that's number two.

Number three, and this is where it continues to get complicated, it changes by country. The country of destination has different types of requirements, it has different tests or analytics—yes, quality checks that have to be performed on products; and not only do they specify what has to be performed, it also specifies how it has to be performed. So many of our products, depending on the geography they go to, they could even have similar tests that perform differently so that the analytical methods comply with these requirements in the different countries.

Then you have to add a final layer, which is what your client wants. Depending on the type of client and the internal requirements, you have to have an additional layer of testing. So it's a combination of internal and external labs, both in Colombia, as well as in different countries in the world, complying with local in Colombia, as well as international and client-specific regulations, which I think is actually a significant know-how of this company. Very few companies in the world, if any, know all of the requirements that different countries have for the different products that we sell.

Gavin O’Reilly

Thanks, Andres. I think this is a COVID related question. Any contingencies on distribution in case there are further shut downs you can speak to?

Kyle Detwiler

Sure. Yes. I mean, I don't know, Andres, if you'd add any.

I would say, today, the company is, in fact, fully operating in lockdowns. So all the bad things that have happened are still going on, we've still found a way to make it work. Ironically, one of the most interesting things about—one of the things that helped Clever Leaves to actually accelerate during COVID was because we had an EU GMP certified facility. One of the requirements of that deals with effective, automatic, social distancing of employees, because there are only a certain number—you can only have one person in a certain area during an ari-zone (phon) if you want to call it that.

I think we're, if that were to happen—I mean when it happened first, we looked at different ways to export product from Colombia because the biggest problem we faced was the airlines stopped cargo flights. Since we're sending controlled substances, it's not like you could take the United Airlines flight from Bogota to JFK back to Sydney. We have to have one carrier who is going to carry the cannabinoids, and it can't travel through the United States, for example. So there's some logistics that we've just kind of learned. We also prepared backups like using sea freight would be one way to go about that. Also, I think that our customers, we're probably like we sent fewer of the bigger shipments so that it can be sent all in one go as opposed to what is probably a better, just in time, type inventory management.

Andres, I don't know if you'd add anything about COVID prevention measures.

Andres Farjado

I think that's absolutely correct.

Gavin O’Reilly

Does the illegal drug trade in Colombia create any risks for the company?

Kyle Detwiler

I would say the things that I get more worried about traveling down to Latin America and whether that's Bogota, or San Paulo, or Brazil is, you just have to make sure you understand your environments. You shouldn't be driving downtown Bogota in a convertible with your Rolex hanging off your wrist. So there's some smart things that you should be doing now. But within Colombia itself, I mean, we're selling pharmaceutical grade product, which is traced seed to sale, to some of the largest cannabis companies in the world. I don't think that's something that we have to worry about. We spent a lot of time thinking strategically about where we put our facilities in Colombia, and they're located in some of the safest regions. The West is generally a little bit more dicey and we're near the federal stronghold in Bogota. So that creates a lot of advantages.

On top of the security protocols, I mean, I just mentioned earlier that Clever Leaves was denoted a project of strategic and national importance for the country. I've been to Colombia where you actually have military installations around like coal fields, for example. I don't think we're anything like that, kind of considering the preventative measures that we put in place. Colombia cares a great deal about this industry's success and about Clever Leaves success.

It’s not something I'm worried about.

Gavin O’Reilly

Maybe a question for the SAMA team. Do you have an estimate of current retail versus large institutional ownership? I'm assuming that's in SAMA, as opposed to the Clever Leaves shareholders.

Gary Julien

Yes. It was probably a SAMA question, and refer to some of my prior comments. I think we have a general sense it is changing because we have to start the trades every day on the NASDAQ that it’s fluid. But I think at the same time, that probably falls into something we haven't disclosed. So we are probably limited on what we could say, but I would say we're still held fairly, institutionally held at the moment.

Gavin O’Reilly

Then maybe time for a last question here. What is your plan with respect to IR pre and post merger?

Gary Julien

I think the question is somehow kind of like, what are our plans to continue to get the investment name out there because it's a little bit under the radar today.

Look, we've had a good plan to, at least I think, to get the closing and I think the Clever Leaves team has a very good plan to continue to market the deal post closing. So we have ICR—actually, we have two IR firms today, two PR firms today.

We have ICR helping us and Gateway doing a great job, both firms are doing a great job at Gateway helping their Clever Leaves team. So I think it's a little bit of doing the same thing that we're doing. This is our second webinar through SPACInsider.

I think Kyle has done more than half a dozen events just post our M&A announcement at various cannabis investor opportunities. There's one event coming up in November. I think actually Cowen is helping sponsor that. There's another small-cap event coming up before year-end the December into early January, then we have the ICR conference in early to mid-January that the committee will be participating in.

So constantly getting out in front of investors is something that's very important. We do—although it probably can only provide limited detail. But we do expect sell-side research coverage at closing. I remind everyone, or I will remind everyone, that we have amongst the two best cannabis-focused investment banks that are representing the parties in this transaction with Canaccord Genuity and, of course, Cowen. And we've done two sell-side analyst events as well. So we do expect pretty good support from the analyst community following closing.

I don't know if, Kyle, if I missed anything else?

Kyle Detwiler

No, I think that's all right. I think there are a lot more restrictions for us marketing ironically before we're listed than there are afterwards. So afterwards, I think, we'll go down the normal road. It's usually not hard packing the room to talk about one of the first companies to ever export cannabis from Colombia. So Barstool Sports, Med Money, (inaudible), those will come in time and are definitely things that we plan on doing.

Gavin O’Reilly

Okay. We have come to the end of our time. I'd just like to thank very much, both the team from SAMA and Clever Leaves for taking part of this webinar, and to everyone in the audience for joining and participating as well. We look forward to talking to all of you soon.

Kyle Detwiler

Great. Thank you very much.

Additional Information and Where to Find It

In connection with the proposed business combination between Schultze Special Purpose Acquisition Corp. (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. The registration statement has not become effective. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the Registration Statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This interview includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and is contained in the Registration Statement, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.